UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-39173

NovaBridge Biosciences

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                Form 40-F ☐

NovaBridge Reports Financial Results for the Six Months Ended June 30, 2026

NovaBridge Biosciences (“NovaBridge”) is furnishing this report on Form 6-K to provide its unaudited condensed consolidated financial statements as of June 30, 2026 and December 31, 2025, and for the six months ended June 30, 2026 and 2025 and to provide Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to such financial statements.

On August 20, 2026, NovaBridge issued a press release regarding its unaudited financial results for the six months ended June 30, 2026 and provided an update on recent business developments, which is attached to this Form 6-K as Exhibit 99.1. The unaudited condensed consolidated financial statements as of June 30, 2026 and December 31, 2025, and for the six months ended June 30, 2026 and 2025 are attached to this Form 6-K as Exhibit 99.2. Management’s Discussion and Analysis of Financial Condition, Results of Operations, and Disclosures on Controls and Procedures is attached to this Form 6-K as Exhibit 99.3.

The information in this report on Form 6-K shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File Nos. 333-239871, 333-265684, 333-256603, 333-279842, 333-290195 and 333-298369) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Title
99.1	Press Release
99.2	Unaudited Condensed Consolidated Financial Statements as of June 30, 2026 and for the six month period ended June 30, 2026
99.3	Management’s Discussion and Analysis of Financial Condition, Results of Operations, and Disclosures on Controls and Procedures
101

The following materials from NovaBridge’s Report on Form 6-K for the six months ended June 30, 2026 formatted in XBRL (eXtensible Business Reporting Language): (i) the Unaudited Condensed Consolidated Balance Sheets, (ii) the Unaudited Condensed Consolidated Statements of Comprehensive Loss, (iii) the Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity, (iv) the Unaudited Condensed Consolidated Statements of Cash Flows, and (v) Notes to the Unaudited Condensed Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NovaBridge Biosciences

By	:	/s/ Kyler Lei
Name	:	Kyler Lei
Title	:	Chief Financial Officer

Date: August 20, 2026